Exhibit 99.1

BROOKFIELD RENEWABLE PROVIDES Q2 PRELIMINARY OUTLOOK

HAMILTON, Bermuda, June 18, 2013 – Following its announcement earlier today that it has commenced a public offering of limited partnership units (“L.P. units”), Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) has provided the following preliminary outlook for its second quarter ended June 30, 2013.

Seasonal inflows and wind conditions across the portfolio are expected to result in generation approximating long-term average (“LTA”) levels. Accordingly, Brookfield Renewable expects total generation in the second quarter of 2013 to approximate 6,151 gigawatt hours (GWh), as compared to LTA of 6,171 GWh, and generation of 4,101 GWh in the second quarter of 2012.

The table below summarizes expected generation by segment and region as at the date of this release:

Preliminary Outlook – Q2 2013 Generation

	Generation (GWh)			Variance of Results
For the three months ended June 30	Preliminary 2013	Actual 2012	LTA 2013	Preliminary 2013 vs. LTA	Preliminary 2013 vs. Actual 2012
Hydroelectric generation
United States	2,820	1,619	2,829	(9)	1,201
Canada	1,489	986	1,461	28	503
Brazil(1)	903	811	903	-	92
	5,212	3,416	5,193	19	1,796
Wind Energy
United States	439	221	468	(29)	218
Canada	304	246	292	12	58
	743	467	760	(17)	276
Other	196	218	218	(22)	(22)
Total generation(2)	6,151	4,101	6,171	(20)	2,050
				-	50%
(1) In Brazil, assured generation levels are used as a proxy for long-term average. (2) Includes 100% of generation from equity-accounted investments.

The expected operational information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected generation of Brookfield Renewable for the second quarter of 2013.  However, this information is not fact and no assurances can be given that our actual generation for the three months ended June 30, 2013 will not differ from these estimated amounts. Readers are cautioned not to place undue reliance on the estimates. These estimated amounts are forward-looking statements within the meaning of applicable U.S. and Canadian securities laws. These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:
Zev Korman
Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfield.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995 concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “expects”, “look forward”, and “will bring”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and our Registration Statement on Form 20-F.